HARRAH'S ENTERTAINMENT, INC. SIGNS DEFINITIVE AGREEMENT
           TO ACQUIRE SHOWBOAT, INC. FOR $1.2 BILLION

      -EXPANDS HARRAH'S DISTRIBUTION SYSTEM AND ENHANCES CROSS
                     MARKETING OPPORTUNITIES-
              -STRENGTHENS PRESENCE IN KEY MARKETS-
                 -CREATES LARGEST GAMING COMPANY-

MEMPHIS, TN/LAS VEGAS, NV; DECEMBER 19, 1997 -- Harrah's Entertainment, Inc. (NYSE:HET) and Showboat, Inc. (NYSE:SBO) today announced that they have signed a definitive agreement whereby Harrah's will acquire Showboat, creating the world's largest gaming company. Under terms of the agreement, Harrah's will acquire Showboat for $30.75 per share in an all-cash transaction valued at $519 million (net of options proceeds), and assume $635 million in Showboat debt.

Showboat owns and operates casinos in Atlantic City, New Jersey, and Las Vegas, Nevada. It manages and is the largest single shareholder of the Star City casino in Sydney, New South Wales, Australia. Showboat also beneficially owns 55% of, and manages, the Showboat Mardi Gras Casino in East Chicago, Indiana.

The transaction will broaden Harrah's distribution system significantly. In particular, Harrah's presence in the important gaming markets of Atlantic City and Chicago will be substantially strengthened. Tremendous opportunities exist to leverage Showboat's impressive market position and extensive customer base through the application of Harrah's highly regarded management expertise in operations, marketing and customer service, as well as its successful Total Gold (patent pending) customer recognition and reward program. The transaction will create the largest gaming company in the United States. Based on analyst estimates, the company will have (on a pro forma basis for 1998) casino revenues of approximately $2.0 billion, total net revenues of approximately $2.5 billion and approximately $600 million of EBITDA.

Management expects the transaction to be neutral to earnings in the first year (before extraordinary and one-time charges) and accretive thereafter. On a cash flow basis, the transaction is strongly accretive in year one.

Philip G. Satre, chairman, president and chief executive officer of Harrah's, stated: "Our strategy is to use distribution, technology, customer service and marketing to become the first choice casino company for our target players. The purchase of Showboat is a perfect fit for our strategy. Showboat gives us additional distribution and an expanded customer base in key growth and feeder markets. And, by applying Harrah's technology, services and marketing expertise, we believe we can both measurably improve the performance of each Showboat property, and increase visitation to Harrah's properties, especially Las Vegas."

Significant cost savings will occur through operating efficiencies and elimination of corporate redundancies. Further enhancements will be gained as Showboat's operations are folded into Harrah's centralized services, particularly in the back of the house areas of the operations.

Mr. Satre continued: "We are excited about the opportunities afforded to Harrah's by this transaction, particularly in
Atlantic City, where we will now own a very strong Showboat casino on the Boardwalk, complementing Harrah's already strong casino in the Marina District, which was rated the number one casino in 1997 by readers of Casino Player Magazine. In Chicago, Harrah's adds a location close to the downtown area on the east side of the Chicago market to our high performing Joliet, Illinois, casino on the west side. The Sydney casino is a world-class facility in a world-class market. We believe we can add considerable value to the casino and, at the same time, generate substantial value to our shareholders."

J. Kell Houssels, III, president and chief executive officer of Showboat stated: "We look forward to joining forces with Harrah's and believe that this transaction will provide value to our shareholders, customers and employees. Personally, I am enthusiastic about joining the Harrah's organization as President of Harrah's new Showboat division and as a member of its Board of Directors. Harrah's and Showboat share the same vision of providing exceptional value and a premium gaming experience to our customers."

"We are pleased to welcome the Showboat management and employees to Harrah's team," Satre added.

Colin Reed, executive vice president and chief financial officer of Harrah's, stated: "This transaction also provides for significant operating efficiencies, through elimination of duplicate corporate overhead, equipment and systems, and integration of property level support systems. Further, our lower cost of capital can provide significant financial synergies to this combination. We are excited about the future growth prospects afforded us by this deal and look forward to working with the Showboat management team in integrating the casinos into the Harrah's network."

Harrah's has received a letter from the administrative agent of its credit facility, Bankers Trust Co., committing to provide a portion of, and stating that it is highly confident it can raise the remaining portion of the financing necessary to fund the acquisition, as well as the funds needed to refinance Showboat's debt if Harrah's so chooses.

According to Mr. Satre, this transaction represents an important strategic step for Harrah's, as it provides a second brand which allows for an expansion strategy in certain existing markets.
Several strategic benefits of the transaction include:

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

LARGE  MARKET  SHARE OF MOST ATTRACTIVE GAMING CUSTOMER  SEGMENT.
Showboat has traditionally pursued a complementary customer segment to Harrah's focus on the multi-market avid experienced player. The addition of Showboat's database of 1.3 million customers from Atlantic City alone will allow Harrah's to further strengthen market share in attractive and profitable customer segments. With the broadest market presence and the industry's only national customer-loyalty branding tool, Total Gold,
Harrah's is well-positioned to gain the loyalty of these customers and link their frequent gaming trips across markets to Harrah's casinos.

BROAD MARKET PRESENCE/UNIQUE DELIVERY SYSTEM. Harrah's, the only national gaming company offering customers a focused services, rewards and recognition experience at each of its properties, will have 20 casinos in 15 markets nationwide. This transaction allows Harrah's to further penetrate the Atlantic City and Chicago markets, two of the most important gaming markets in the U.S., as well as an attractive international location in Sydney. The Las Vegas Showboat is a non-strategic asset for Harrah's, and the company is currently reviewing its fit.

ATLANTIC CITY. Atlantic City is one of the most important gaming markets in the U.S. This transaction provides a strong second brand that offers a second destination in Atlantic City. With Showboat's Atlantic City property located on the Boardwalk and Harrah's anchor position in the Marina District, Harrah's will be well positioned in the two strategically critical growth locations in Atlantic City.

CHICAGO. In the Chicago market, the combination of Showboat's East Chicago riverboat with Harrah's Joliet riverboat gives Harrah's a second location in a large gaming market that clearly has the ability to grow, and makes it possible to gain the loyalty of an even larger share of multi-market visitors out of the Chicago area.

TECHNOLOGY RESOURCES TO BUILD CUSTOMER LOYALTY AND BRAND AWARENESS. Over the last several years, Harrah's has invested significantly in the creation of systems that track and analyze the preferences of the multi-market target customer. Based on this unparalleled level of information, Harrah's has successfully developed and executed programs and services designed to build brand loyalty. The Company has developed a state-of-the-art customer recognition and reward program, called Total Gold. In addition, Harrah's integrated WINet database, human resource systems, and employee training and education are all designed to encourage the best customers to play at Harrah's. This transaction will allow Harrah's to expand these valuable programs to Showboat's customers and encourage local and multi-market customer loyalty through uniform recognition and reward systems.

The transaction is expected to be completed during second quarter 1998, subject to various conditions including regulatory approvals, Showboat shareholder approvals and other third party approvals. As part of this transaction, the insiders of Showboat have committed to vote their approximate collective 13% ownership of Showboat in favor of the transaction.

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

BT  Wolfensohn  acted as financial advisor to  Harrah's  for  the
transaction.   Morgan Stanley & Co. advised Harrah's  on  certain
aspects of the transaction. Donaldson, Lufkin & Jenrette acted as financial advisor to Showboat.

Harrah's, the premier name in the casino entertainment industry, is the most geographically diversified casino company in North America. Harrah's operates casinos in Las Vegas, Reno, Lake Tahoe, Atlantic City, Laughlin, North Kansas City, St. Louis, Joliet, Vicksburg, Shreveport, Tunica, Cherokee Smoky Mountains, Skagit Valley, and Phoenix Ak-Chin and expects to open Prairie Bank-Topeka in early 1998. Harrah's is celebrating its 60th year of operations during 1997.

Statements in this release concerning future events, including the anticipated completion of the transaction, future performance and business prospects are forward-looking and are subject to certain risks and uncertainties. These include, but are not limited to, economic and bank and stock market conditions, changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies, factors affecting leverage, including interest rates, and effects of competition. These risks and uncertainties could significantly affect anticipated results or events in the future and actual results may differ materially from any forward-looking statements.

                               ###

CONTACTS:

 Ralph Berry, Vice President             Charles Atwood,
 Communications and Public Affairs       Vice President and Treasurer
 Harrah's Entertainment, Inc.            Harrah's Entertainment, Inc.
 (901) 762-8852                          (901) 762-8629

 Craig Bird, Executive Vice President    Brad Straub, Vice President
 Strategic Financing, Investor Relations Finance and Treasurer
 and CFO                                 Showboat, Inc.
 (609) 487-2061                          (609) 487-2018

 Elliot Sloane/Darren Brandt
 Edelman Financial
 (212) 704-8126/4449

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

                        HARRAH'S/SHOWBOAT
                       QUESTIONS & ANSWERS
                     (Draft 5 12/18 2:00 pm)


Q.   What is the significance of this transaction for Harrah's?

A. The transaction provides extraordinary opportunities for Harrah's to realize its strategy of capturing the largest market share in the most attractive customer segment, the Multi-Market Avid Experienced Players (AEPs), while at the same time strengthening its presence in two of the country's strongest gaming markets, Atlantic City and Chicago. The transaction also serves to increase Harrah's distribution system through the addition of a second brand under the Harrah's umbrella. This deal reinforces Harrah's commitment to be the leader in the industry.


Q.   How do you justify the premium paid for Showboat.

A. We feel the premium is in line with other recent industry transactions including Sun International's acquisition of Griffin Gaming (88.9%), Hilton Hotels acquisition of Bally Entertainment (76.9%), and ITT's acquisition of Caesars World (59.5%). Obviously, it pales in comparison to the implied premium paid for Caesar's by Starwood. Separately, based on a property-by-property valuation, we feel we are offering an appropriate price for Showboat, and because of Showboat's geographic fit with Harrah's, there are significant synergy and growth opportunities. In addition, Harrah's is uniquely qualified to improve margins and reduce costs on a property by property basis from Showboat's operations, effectively making Showboat more valuable to us than it would be to others. Our scope of centralized corporate services in such areas as risk management, payroll, accounting, just to name a few, allow us to take duplicate costs out of properties and effectively manage them from a centralized corporate environment that is also servicing the rest of Harrah's operations.


Q. How does this transaction compare in terms of multiples of EBITDA?

A. After adjusting for the value of current non-cash producing assets, like the stock in Sydney Harbour and the Las Vegas facility, the multiple is in line with that paid by other companies.

Q.   Will  Showboat's senior management be retained by  Harrah's?
     Will Showboat management (general managers) continue to run its operations? How will Showboat operate in relation to Harrah's?

A. Kell Houssels III will join the Board of Harrah's and lead Harrah's Showboat division, which will operate as a subsidiary of Harrah's. We are currently evaluating Showboat management and duplications with existing Harrah's management. Our goal is to keep the best talent from both organizations.


Q. Does the acquisition of Showboat represent Harrah's efforts toward building a second brand?

A.   Yes.   We believe a second brand under the Harrah's umbrella
     provides Harrah's opportunities for a more aggressive customer expansion and retention strategy in markets in which we currently have a strong presence. Further, we think a second, recognizable brand will be of particular significance in traditional gaming markets like Atlantic City, where industry data has suggested AEPs frequent 2-3 casinos per visit. We believe Harrah's industry-leading customer reward/loyalty programs like Total Gold, extended to include Showboat's customers, provide incentive for cross-over customer loyalty between Harrah's and Showboat brands. These incentives will ensure Harrah's and Showboat are two of the casinos these players visit.


Q.   Will this deal be accretive?  When?

A. The transaction is expected to be neutral to earnings per share before extraordinary charges in year one, and accretive thereafter. It substantially increases Harrah's EBITDA.


Q.   What is the strategic value of Las Vegas Showboat?

A.   Las  Vegas  Showboat  is  a  non-strategic  asset.   We  are
     currently evaluating our options with this asset.


Q. In June Harrah's sold out of its interests in NZ stating that the Company would focus its energies on building the Harrah's brand in the US, further stating there was little opportunity to do that with a customer base so far away. Does Sydney represent a non-strategic asset?

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

A. While Sydney is a non-strategic asset, it is a world-class casino in a world-class market. We believe we can enhance its value and at the same time enhance the value to our shareholders.


Q.   Will there by any layoffs?

A. Every effort will be made to find appropriate opportunities for the best people in both organizations. Anyone without a spot will be treated well.


Q.   Are there any further acquisitions in sight for Harrah's?

A. While we believe we are uniquely qualified to lead industry consolidation, we also value our investment grade debt rating and believe it is (EQUALLY IMPORTANT) to concentrate on reducing debt.


Q. Why would Harrah's want to increase its exposure in the riverboat markets?

A.   The   acquisition   is   not   driven   by   a   focus    on
     emerging/riverboat markets, but rather by opportunities presented by what we believe are strong markets and perfect strategic fits for Harrah's. We think the acquisition of the East Chicago Showboat casino complements our presence in Joliet, and provides tremendous opportunities to grow our business and broaden this market which is one of the largest out-bound markets in the U.S. We also believe our experience in and knowledge of the market will be helpful toward maximizing operating results in this region.


Q. How will the acquisition add to Harrah's Total Gold/branding strategy? How will current Sailor players be integrated into these programs?

A. The acquisition will certainly add membership to an already successful Total Gold customer rewards/brand loyalty program that saw 100,000 gamers join in the first thirty days and the transfer of 13 million points across properties in just three months since its inception. One of the most attractive aspects of this transaction, and the building of a second brand, is the extension of Harrah's Total Gold program to Showboat's customers. We believe both Harrah's and Showboat will benefit from new customers that come as a result of incentives that drive players back and forth between these two casinos. Harrah's superior technology that supports Total Gold, would be made available to Showboat.

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

Q. What will be the impact on Harrah's of additional leverage as a result of the transaction?

A.   While our outstanding debt increases, so does our cash flow.
     Because of our strong cash flow, we will be able to quickly reduce debt. We value highly our investment grade rating and will work hard to maintain it.


Q. Will you tender for the outstanding Showboat bonds? If you decide to tender how much will it cost you?

A. We will have the financial flexibility to do so if that proves economic based on market and other conditions at that time. It is clearly one of the synergies we bring to this deal to refinance Showboat's high cost debt with our lower cost of capital.


Q. What are the conditions to closing/regulatory approvals necessary?

A. Receipt of various gaming regulatory approvals including Nevada, New Jersey, Indiana and Sydney (New South Wales); Showboat shareholder approval; and normal closing approvals. It is not subject to financing as that has already been arranged.


Q.   Isn't there weakness in the Atlantic City market?

A.   Weakness  no.   Competitiveness yes.  Coupled with  Harrah's
     recent expansion in Atlantic City, this transaction positions Harrah's to be a lead player in a strong market. Geographically, the transaction provides Harrah's with two brands in Atlantic City's two prime locations: one in the Marina District of
     Atlantic  City  and  the other on the  boardwalk.   Customer
     incentives like Harrah's Total Gold program should drive customer's from one casino to the other.


Q. Can you quantify the synergies and economies of scale that will be created upon completion?

A.   Clearly,  there  is  some operational overlap.   We  project
     synergies of approximately $15 million annually. Additionally, we expect operating improvements from enhanced operating efficiencies including marketing and advertising at Showboat's Atlantic City and East Chicago properties. Further, there are substantial savings available if we determine to refinance Showboat's debt.

Q. What makes you think you can manage these additional casinos?

A. We have significant experience managing both traditional and non-traditional casinos. Our operating margins and EBITDA are among the best in the business.


Q. You've invested $80 million in Atlantic City with little apparent return. Why do you think an additional investment will yield further gains?

A. Our strategy in Atlantic City is to build capacity and then drive AEP's through our high quality facilities. The acquisition of Showboat helps us achieve that goal. Further, there is little new capacity expected in Atlantic City in the near future, which should enable the market to stabilize and results to improve near them.


Q.   Do you think someone else will come in with a higher bid?

A. We believe we are paying a fair, but full price which accurately reflects the quality of the Showboat assets and the perfect, geographic, strategic fit with Harrah's. We believe this strategic fit in terms of property locations and the value added in Harrah's distribution systems, reward programs and operational expertise, make the Harrah's bid very attractive.


Q.   Are there any financing conditions?

A.   The transaction is not subject to financing.


Q. Will the purchase of Showboat impact additional Marina district investment by Harrah's?

A. Harrah's will still consider growth in conjunction with the roadway improvements and additional developments in the Marina district. This transaction does not change our view of the opportunities in the district should all of the planned development happen. Ultimately, the decision to invest will be made based on market and other conditions at that time.


Q. Did the legislative decision to raise gaming taxes in Illinois play a role in this decision to purchase Showboat?

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

A.   No.   This transaction was in the development stages  before
     the tax decision in Illinois.


Q. How does New Orleans impact this transaction...what happens if New Orleans does not come through?

A. In New Orleans, we have put our best foot forward and presented the state with a strong contract to revive the land based casino. It has regulatory approval and is moving toward legislative consideration. No aspect of this deal is predicated on New Orleans success, and this acquisition will not be impacted by activities in New Orleans.

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